Media release

Roche

Basel, 22 September 2006

First Technology Transfers from Roche to enable local production of HIV medicine for Africa

- Free of charge technology transfers to three companies in Africa – South Africa's Aspen, Cosmos and Universal Corporation in Kenya
- A further 22 companies across 14 countries are interested in Roche AIDS Technology Transfer Initiative

Roche today announced a transfer of technology to three African companies; South Africa's Aspen Pharmacare, Kenya's Cosmos Limited and Universal Corporation Limited. Roche will provide these companies free of charge with the technical expertise to manufacture generic HIV medicine, based upon the processes to produce saquinavir, Roche's 2nd line[1] HIV medicine. The companies will be able to produce saquinavir for supply throughout Kenya and South Africa in addition to any country within sub-Saharan Africa or defined as Least Developed by the United Nations, encompassing 64% of all people living with HIV globally. These agreements are the first in a series of planned Technology Transfers, announced in January 2006.

As part of the agreement Roche has committed to work onsite at the manufacturing facilities in Kenya and South Africa and from its headquarters in Switzerland to undertake the technology transfers. The dedicated Roche team is fully operational and since the initial announcement has generated interest from 25 companies from 14 countries, including Kenya, Ghana, Zimbabwe and Nigeria. Roche is working with these individual applicants to assess production over the coming weeks.

William M. Burns, CEO Division Roche Pharmaceuticals, stated, "When announcing this initiative, Roche reaffirmed its commitment to constantly innovate our approach to addressing the challenges of

[1] WHO treatment guidelines for resource limited settings: www.who.int/3by5/publications/documents/arv_guidelines/en

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HIV/AIDS treatment, particularly helping those people living in the poorest and hardest hit countries. From the interest and number of responses we have received, we know that it has the potential to make a real difference to help those who most need it."

"We welcome the commitment from these companies to produce their own quality generic versions of saquinavir. The technical assistance from Roche should help strengthen and extend their manufacturing abilities for quality medicines. It is both encouraging and heartening that local African manufacturers are taking steps to increase their capacity to produce and provide HIV medicines locally. People with HIV/AIDS living in sub-Saharan Africa have limited treatment options, and whilst there has been increased access to first-line therapy, it is vital that they are able to access and have a secure supply of second-line treatments, such as saquinavir, that are included within our WHO treatment guidelines," commented Lembit Rägo, Coordinator of Quality Assurance and Safety of Medicines at WHO.

As access to first line treatment in Africa continues to increase, the need for second line treatments will grow in parallel. As a result, increasing manufacturing knowledge and capacity for saquinavir within these regions could play a vital role in treatment delivery. Saquinavir, boosted with ritonavir, is recommended by the World Health Organization as one of three second line treatments in resource-limited settings.

About Roche's Technology Transfer Initiative

Announced in January 2006, the Roche Technology Transfer Initiative aims to provide local manufacturers with the technical expertise required to produce generic HIV medicines. Manufacturers in sub-Saharan Africa and the Least Developed Countries wishing to produce generic saquinavir for use in these countries will not be required to apply for a voluntary licence, as Roche has committed as part of its global policy not to enforce patents on HIV antiretroviral medicines within these countries. Interested manufacturers should contact the Project Manager, Technology Transfer Initiative at the Roche Kenya office: info.aidstechtransfer@roche.com.

About the countries invited

Interested local manufacturers in the following countries are invited to contact Roche to discuss the Technology Transfer Initiative: Afghanistan, Angola, Bangladesh, Benin, Bhutan, Burkina Faso, Botswana, Burundi, Cambodia, Cameroon, Congo, Côte d'Ivoire, Cape Verde, Central African Republic, Chad Comoros, Democratic Republic of Congo, Djibouti, Equatorial Guinea, Eritrea, Ethiopia, Gabon, Ghana Gambia, Guinea, Guinea-Bissau, Haiti Kenya, Kiribati, Lao People's Democratic Republic, Lesotho, Liberia, Madagascar, Malawi, Maldives, Mali, Mauritius Mauritania, Mozambique, Myanmar, Namibia, Nigeria Nepal, Niger, Rwanda, Samoa, Sao Tome and Principe, Seychelles Senegal, Sierra

Leone, Solomon Islands, Somalia, South Africa, Swaziland Sudan, United Republic of Tanzania, Timor-Leste, Togo, Tuvalu, Uganda, Vanuatu, Yemen, Zambia Zimbabwe.

About Roche's patent and pricing policy

In addition to its Technology Transfer Initiative, Roche will maintain its current pricing and patent policy for the developing world. No patents for any of Roche medicines – across all disease areas – will be filed in the world's Least Developed Countries (LDCs), as defined by the UN. Roche will not file patents on new HIV/AIDS medicines in Least Developed Countries or sub-Saharan Africa. Roche will not take action in these countries against the sale or manufacture of generic versions of antretroviral medicines. Generic versions of such HIV medicines can therefore be produced in LDCs and sub-Saharan Africa without the need for a voluntary or compulsory licence. Roche makes its HIV protease inhibitors Invirase and Viracept available at no profit prices for direct supplies from Roche Basel to LDCs and sub-Saharan Africa.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information

- Roche & HIV/AIDS: www.roche-hiv.com
- Access to Roche's medicines: www.roche.com/sus_med.htm

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp